EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the Nine Months Ended
	September 30,
	2007	2006

EARNINGS
Pre-tax income (loss)	$(7,510)	$5,684
Fixed charges	9,714	11,649
Total	$2,204	$17,333

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$8,734	$10,685
Interest portion of rental expenses	980	964
Total fixed charges	$9,714	$11,649

Ratio of earnings to fixed charges	(a)	1.5 x

(a) Earnings were insufficient to cover fixed charges by $7.5 million for the nine months ended September 30, 2007.